FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on August 28, 2003, announcing the appointment of Mr. Felipe Ortiz-de-Zevallos as new Board Member.

COMPAÑIA DE MINAS BUENAVENTURA S.A.A

ANNOUNCES NEW BOARD MEMBER APPOINTMENT

(Lima, Peru, August 28, 2003) - Compañia de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced the appointment of Mr. Felipe Ortiz-de-Zevallos as new Board Member.

The Board meeting held today decided:

- To render a tribute to Mr. Victor de la Torre, who unfortunately passed away on August 7, 2003, for his support and contribution to Buenaventura's activities as a Board Member since 1991.

- To appoint Mr. Felipe Ortiz-de-Zevallos (56) as Board Member and will serve as a member of both the Compensation and Audit Committees.

Mr. Felipe Ortiz-de-Zevallos is an Industrial Engineer from The National Engineering University (UNI), Lima, Peru, with a M.S. in Administration and Information Technology from the University of Rochester. He completed the Owner/President Management Program at Harvard Business School. Among his various academic and entrepreneurial responsibilities, Mr. Ortiz-de-Zevallos is the founder and chairman of "Grupo Apoyo", a prestigious think tank in Peru.

Compañia de Minas Buenaventura S.A.A. is Peru's largest 'precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines, as well as through its participation in joint explorations projects. Buenaventura, including its significant ownership interest in Minera Yanacocha S.R.L., Latin America's largest producer of Gold, is among the Ten Top precious metals producers in the world. Compañia de Minas Buenaventura S.A.A. trades on the NYSE under the symbol BVN.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 28, 2003